82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

RECEIVED NOV 01 2002 SEC MAIL SECTION

TSX:KLS

02055860

FOR IMMEDIATE RELEASE

SUPPL

KELSO ANNOUNCES OPTIONS

September 6, 2002, Vancouver, BC — The Company announces that it has granted, subject to all necessary regulatory approvals, incentive stock options to its directors and senior officers to purchase 920,299 shares. The options are exercisable on or before September 6, 2007 at a price of $0.10 per share. The shares underlying the stock options will be subject to a 4 month hold period pursuant to the policies of the TSX Venture Exchange.

The Company further announces that the exercise price of 200,000 incentive stock options has been reduced to $0.10, subject to all necessary regulatory approvals.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

Stephen L. Grossman, President

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

dlw 11/14

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES OPTIONS

September 6, 2002, Vancouver, BC — The Company announces that it has granted, subject to all necessary regulatory approvals, incentive stock options to its directors and senior officers to purchase 920,299 shares. The options are exercisable on or before September 6, 2007 at a price of $0.10 per share. The shares underlying the stock options will be subject to a 4 month hold period pursuant to the policies of the TSX Venture Exchange.

The Company further announces that the exercise price of 200,000 incentive stock options has been reduced to $0.10, subject to all necessary regulatory approvals.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

Stephen L. Grossman, President

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES RESIGNATION OF VICE PRESIDENT

September 6, 2002, Vancouver, BC — The Company announced today that Mr. James W. Williams, 3rd has resigned as Kelso's Vice-President, Valve Development due to personal reasons. He has had over 60 years of working experience in the valve and spring industries.

Mr. Williams, the inventor and manufacturer of the successful Kelso JS75 SRV Pressure Relief Valve, will continue working with Kelso as a consultant in the development of current and future valves and will consult in the manufacturing of Kelso pressure relief valves.

Mr. Grossman, Kelso's President and CEO said "Kelso has been extremely fortunate to have aligned itself with Mr. Williams. I have spent many hours working hands-on with Mr. Williams in his Pennsylvania facility since the relationship began in March 1997. Kelso has always valued his extremely strong commitment to both the people and the products of Kelso. Even though he is no longer a Vice-President of Kelso, our working relationship will continue to flourish and we look forward to bringing on-line, the new valves that he and Kelso are jointly developing."

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

John Carswell, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES RESIGNATION OF VICE PRESIDENT

September 6, 2002, Vancouver, BC — The Company announced today that Mr. James W. Williams, 3rd has resigned as Kelso's Vice-President, Valve Development due to personal reasons. He has had over 60 years of working experience in the valve and spring industries.

Mr. Williams, the inventor and manufacturer of the successful Kelso JS75 SRV Pressure Relief Valve, will continue working with Kelso as a consultant in the development of current and future valves and will consult in the manufacturing of Kelso pressure relief valves.

Mr. Grossman, Kelso's President and CEO said "Kelso has been extremely fortunate to have aligned itself with Mr. Williams. I have spent many hours working hands-on with Mr. Williams in his Pennsylvania facility since the relationship began in March 1997. Kelso has always valued his extremely strong commitment to both the people and the products of Kelso. Even though he is no longer a Vice-President of Kelso, our working relationship will continue to flourish and we look forward to bringing on-line, the new valves that he and Kelso are jointly developing."

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

John Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES PRIVATE PLACEMENT

October 4, 2002, Vancouver, BC — The Company announces that it has arranged, subject to regulatory approval, a Private Placement of 2,000,000 common shares at a price of $0.05 per share for total proceeds of $100,000.00. The placees will also be granted non-transferable warrants to purchase up to an additional 2,000,000 shares for a period of one year at a price of $0.10 per share if exercised.

The proceeds of this Private Placement will be used for general working capital.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman"
Stephen L. Grossman, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES PRIVATE PLACEMENT

October 4, 2002, Vancouver, BC — The Company announces that it has arranged, subject to regulatory approval, a Private Placement of 2,000,000 common shares at a price of $0.05 per share for total proceeds of $100,000.00. The placees will also be granted non-transferable warrants to purchase up to an additional 2,000,000 shares for a period of one year at a price of $0.10 per share if exercised.

The proceeds of this Private Placement will be used for general working capital.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman"
Stephen L. Grossman, Director

"Growth through Product Development "

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES PRIVATE PLACEMENT

October 15, 2002, Vancouver, BC — The Company announces that it has arranged, subject to regulatory approval, a Private Placement of 1,071,470 common shares at a price of $0.10 per share for total proceeds of $107,147.00. The placees will also be granted non-transferable warrants to purchase up to an additional 1,071,470 shares for a period of two years at a price of $0.10 per share if exercised.

The proceeds of this Private Placement will be used for general working capital.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman"
Stephen L. Grossman, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES PRIVATE PLACEMENT

October 15, 2002, Vancouver, BC — The Company announces that it has arranged, subject to regulatory approval, a Private Placement of 1,071,470 common shares at a price of $0.10 per share for total proceeds of $107,147.00. The placees will also be granted non-transferable warrants to purchase up to an additional 1,071,470 shares for a period of two years at a price of $0.10 per share if exercised.

The proceeds of this Private Placement will be used for general working capital.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman"
Stephen L. Grossman, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com